From the Desk of

Laurence J. Pino, Esquire

October 25, 2024

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated October 17, 2024

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated October 17, 2024 addressed to Tom Berry, Chief Executive Officer of the Company. Please see our response below.

Amended Offering Statement on Form 1-A

General

1.	We apologize for the oversight in the prior submission, please see the interim financial statements in accordance with Sections (b)(3)(B) and (b)(5) of Part F/S in Part II of Form 1-A.. They are located in the Offering Circular in the section titled “ILS FIXED HORIZON LLC – Unaudited Financial Statements,” immediately following the audited financial statements.

Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC